Exhibit 21.1
Subsidiaries of Freshworks Inc.

Name of Subsidiary	Jurisdiction of Organization
Freshworks Technologies Private Limited	India
Framebench Technologies Private Limited	India
Osmnez Technologies Private Limited	India
Sassist IO India Private Limited	India
Freshworks Technologies UK Limited	United Kingdom
Freshworks Australia Pty. Ltd.	Australia
Freshworks GmbH	Germany
Freshworks SAS	France
Freshworks Technologies Pte. Ltd.	Singapore
Freshworks Technologies B.V.	Netherlands
AnsweriQ Inc.	United States of America
Natero Ireland Limited	Ireland